EXHIBIT 99.1

RedHill Biopharma Appoints Dr. June S. Almenoff and Ms. Theresa M. Stevens to Advisory Board

  Dr. Almenoff previously served as President, Principal Executive Officer and Chief Medical Officer of Furiex Pharmaceuticals (now Actavis plc)
  Ms. Stevens previously served as Chief Corporate Development Officer and Senior Vice President at Aptalis Pharma (now Actavis plc)

TEL-AVIV, Israel, Feb. 17, 2016 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), an Israeli biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including cancer, today announced the appointment of June S. Almenoff, M.D., Ph.D. and Theresa M. Stevens, J.D., M.S. to its Advisory Board.

Dr. June Almenoff is an accomplished executive with close to twenty years of experience in the pharmaceutical industry, who brings extensive knowledge of clinical development, translational medicine and business development. Dr. Almenoff recently served as President, Principal Executive Officer and Chief Medical Officer of Furiex Pharmaceuticals. During her four year tenure, the company’s valuation increased approximately 10-fold, culminating in its acquisition by Forest Labs/Actavis plc. for approximately $1.2 billion in 2014. Furiex’s lead product, eluxadoline (Viberzi™), a novel gastrointestinal drug, received FDA approval in 2015.  Prior to joining Furiex, Dr. Almenoff was at GlaxoSmithKline (GSK), where she held positions of increasing responsibility. During her twelve years at GSK, Dr. Almenoff was a Vice President in the Clinical Safety organization, chaired a PhRMA-FDA working group and worked in the area of scientific licensing. She led the development of pioneering systems for minimizing risk in drug development which are now widely used by pharmaceutical companies and regulatory agencies. Dr. Almenoff is currently an independent biopharma consultant and Board Director: she is Executive Chair of RDD Pharma and a member of the Boards of Ohr Pharmaceuticals (NASDAQ:OHRP) and Valanbio. She also serves as an Executive-in-Residence at Hatteras Ventures. Dr. Almenoff received her B.A. cum laude from Smith College and graduated with AOA honors from the M.D.-Ph.D. program at the Mt. Sinai School of Medicine. She completed post-graduate medical training at Stanford University Medical Center and served on the faculty of Duke University School of Medicine.

Theresa M. Stevens is an experienced executive with over 29 years of pharmaceutical and biotechnology expertise. She brings extensive knowledge in strategy and corporate and business development. Ms. Stevens previously served as Chief Corporate Development Officer and Senior Vice President at Aptalis Pharma (now Actavis plc), leading the company’s global M&A, strategy and business development operations. During her time at Aptalis Pharma, Ms. Stevens led the acquisition of Eurand Inc. and the process leading up to the $2.9 billion acquisition of Aptalis by Forest Laboratories. Ms. Stevens previously served as Vice President U.S. Business Development & Licensing at Novartis Pharmaceuticals Corp. and was a member of the company’s Executive Committee and its Worldwide Executive Group. Ms. Stevens currently serves as Chief Corporate Development Officer at Bioblast Pharma (NASDAQ:ORPN).

Theresa M. Stevens, said: “I am pleased and proud to join RedHill's Advisory Board of many esteemed professionals.  I look forward to lending my expertise in corporate and business development to help the Company to continue to build on its several late-stage clinical programs in the important disease categories of inflammation and GI. I am particularly excited to be joining at its near-term planned transition into a commercial stage specialty Pharma company."

Dror Ben-Asher, RedHill Chief Executive Officer and Chairman of the Board of Directors, noted: “We are delighted to welcome June and Theresa to RedHill’s Advisory Board. Since its establishment, RedHill has been able to attract top-notch industry experts who support the Company’s vision of becoming a leading specialty company in the U.S., focused primarily on gastrointestinal and inflammatory diseases, and these appointments are no exception. With their strong track record, Theresa and June bring a wealth of knowledge and experience in clinical development, M&A and business development, particularly in leading companies targeting the U.S. gastrointestinal pharmaceutical market. I am confident that they will play a significant role on our Advisory Board as we continue to advance our clinical and commercial development plans for the coming years.”

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer. RedHill’s current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy with an ongoing first Phase III study for Crohn's disease and an ongoing proof-of-concept Phase IIa study for multiple sclerosis; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a planned Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA™ (ABC294640) - an orally-administered first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications with a Phase I/II study initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage first-in-class uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumors; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xi) competitive companies and technologies within the Company’s industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com